UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Approval of the new taxation model for the oil and gas sector

Rio de Janeiro, January 02, 2017 - Petróleo Brasileiro S.A. – Petrobras, further to the press release of 08/23/2017, reports that Law no. 13.586 was sanctioned on 12/28/2017 as a result of the approval of Provisional Measure no. 795/2017.

The aforementioned Law, together with Decree no. 9,128/2017, ensures the maintenance of the tax rules in force at the 14th bidding round of the concession regime and in the 2nd and 3rd rounds of the production sharing regime, which were carried out by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), respectively in September and October of the current year, as well as guaranteeing a secure legal environment for investments in the country. The new legislation partially incorporates the amendments proposed by the National Congress and will take effect as of January 1, 2018, as detailed below.

i) Deductibility of the calculation basis of the Corporate Income Tax (IRPJ) and the Social Contribution on Net Profits (CSLL) of investments made in the exploration and production phases of oil and natural gas:

 (a) Revokes Decree Law no. 62, dated November 21, 1966, which ensured the immediate deduction for tax purposes on the outcome of investments related to the exploration and production of oil and natural gas; and

 (b) Allows investments made in exploration and production to be immediately deductible in the years in which they were incurred into. However, the expenses associated with assets formation for the development of production may be deducted in an accelerated manner, according to the method of units produced.
The original text of the Provisional Measure submitted to Congress appreciation limited the accelerated deduction to December 2022, a restriction that was suppressed during its processing and maintained in the conversion into Law.

 (ii) Taxation by Withholding Income Tax (IRRF) on remittances for the payment abroad of vessels chartering:

(a) Increases the tax burden on charting remittances from 2018;

(b) Offers an installment program to close part of the litigation associated with such matter, only in respect to IRRF, upon payment of the difference in relation to the defined legal limits, added default interests, with amnesty of default and exofficio fines, subject to the withdrawal of administrative and judicial suits. The portion of litigation related to social contributions
(CIDE-Serviços, PIS and COFINS), although its cancellation was foreseen in the text approved by the National Congress, was object of presidential veto, not being achieved by the program.

 (iii) Adjustment of the terminology used in the special regime of taxation of profits earned abroad by subsidiaries that carry out vessel chartering, rental of goods or service provision activities related to the exploration and production of oil and natural gas, instituted by Law no. 12,973, of May 13,
2014.

(iv) Creation of REPETRO-Sped. After changes made by the National Congress and accepted by the President of the Republic, the provisions of REPETRO-Sped ensured the elimination of federal tax charges levied on investments related to the exploration and production of oil and natural gas, both for assets under temporary and permanent nature, until 2040. The company awaits approval of the legislation by the National Finance Policy Council (CONFAZ), which will define the state taxation applicable on such investments. Once this step is closed, the signatory States must also incorporate the provisions of CONFAZ in their respective laws, for the full effectiveness of the regime.

Petrobras believes that the new taxation model together with the improvement of regulatory legislation was an important milestone for the oil and gas industry, as they allow greater legal security for investments.  However, one of the main objectives expressed in the explanatory statements of the MP 795/2017, the reduction of litigation, was not entirely achieved due to the veto to the provision that allowed the total termination of the litigation related to one of the essential activities of the industry: ship chartering.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: January 2, 2018.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer